

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 3, 2022

Haogang Yang
Chief Executive Officer
Global Mofy Metaverse Ltd
No. 102, 1st Floor, No. A12, Xidian Memory Cultural and Creative Town
Gaobeidian Township, Chaoyang District, Beijing
People's Republic of China, 100000

> **Re: Global Mofy Metaverse Ltd**
> **Amendment No. 1 to Draft Registration Statement on Form F-1**
> **Submitted May 2, 2022**
> **CIK No. 0001913749**

Dear Mr. Yang:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. References to our prior comments refer to our letter dated April 8, 2022.

Amendment No. 1 to Draft Registration Statement on Form F-1

Prospectus Cover Page, page i

1. Refer to prior comment 2. Your disclosure should address how recent statements and regulatory actions by China's government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, have or may impact the company's ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange. Notwithstanding management's view that certain regulatory actions may not apply to the company, you should include a fulsome discussion of the recent statements and regulatory actions by China's government. Please revise to discuss these recent statements and actions on your cover page and in the disclosure

beginning on page 26. Address the potential implications if these statements or actions could apply to the company's business, and then clarify why you believe they do not apply, noting the risk and consequences should you be incorrect.

2.   On your cover page you refer to your indirect ownership of your WFOE and VIE Agreements. Please clarify whether you are referring to Global Mofy WFOE, as WFOE itself is not a defined term on the cover page. Further, please remove statements referencing or implying "ownership" of the VIE or regarding the VIE Agreements, as the VIE Agreements confer contractual rights and obligations, but no equity stake, indirect or otherwise, to the VIE and the VIE's subsidiaries. Please also clarify that the VIE and the VIE's subsidiaries are not "[y]our operating entities," on pages 5 and 80, since you do not have any equity stake in them. We also note a reference to "our operating entity" on page 30. Please clarify what entity you are referring to on page 30 and if it is the VIE, please refrain from implying ownership with the use of the possessive "our."

Overview, page 1

3.   Please clarify if the Frost and Sullivan report describing your market leadership was commissioned by you or on your behalf.

4.   We note your response to prior comment 10 regarding the permissions that may be required by various PRC regulatory entities to operate your business in China and offer your securities to foreign investors. You reference a "business license" issued by the Market Supervision and Administration to conduct specific conduct in a geographic region, but also refer to multiple business and operating licenses being received on pages 14, 25 and F-10. Please identify each of these business and operating licenses, the government entity that issued each of them, the scope of the specific conduct they allow, and their respective geographic regions.

5.   We note your response to prior comment 7 regarding the non-compliance with registration under Circular 37 by your shareholder Zhenquan Ren. Please clarify whether you believe Mr. Ren will register his shares under Circular 37 prior to your IPO and describe the steps you have taken to ensure his registration will be forthcoming and timely. If Mr. Ren does not become compliant, please clarify the size and the scope of the restriction to your ability to make foreign exchange transactions such as receiving additional capital and to repatriate profits and dividends from your PRC operations.

Selected Condensed Consolidating Financial Schedules, page 17

6.   We note your response to prior comment 13. Please add prominent disclosures at the beginning of this section to explain that the schedules below do not include any Parent investment or share of income/(loss) from VIE and VIE's Subsidiaries since the commencement of the contractual arrangements with the VIEs did not begin until January 5, 2022. Please also add this disclosure at the beginning of footnote 12 in your consolidated financial statements.

7. We note your response to prior comment 14. Please revise your presentation of Consolidated Statements of Operations Information; Consolidated Balance Sheets Information and; Consolidated Cash Flows Information. In this respect, revise your applicable disclosures to Consolidating Statements of Operations Information; Consolidating Balance Sheets Information and; Consolidating Cash Flows Information.

The Chinese government exerts substantial influence over the manner in which we must conduct our business activities, page 26

8. Please expand this risk factor to address how CAC oversight may impact your business and operations if the company becomes subject to CAC oversight and annual review. Further clarify what the restrictions on your operations and offerings of securities may entail should you be unable to comply with such rules.

Risk Factors
We may fail to protect our intellectual properties, page 50

9. We note your response to prior comment 21 regarding the intellectual property rights of your 3D digital assets. Please revise this risk factor and your summary section to clarify that none of the 7,000 3D digital assets in your library that are currently available for licensing have registered copyrights under PRC or any international authority. Discus how the lack of copyright protection may impact your ability to generate licensing fees or protect your intellectual property from unauthorized use or piracy. Further, clarify that you intend to use offering proceeds to register your copyrights and provide the estimated cost to register all of your existing copyrights for 3D digital assets and images.

Our Products and Services, page 88

10. We note your response to prior comment 19 regarding your scanners and how they are used in your business. Please clarify whether selling hardware, such as the scanners, is a material part of your business, including with respect to generating revenue. Please clarify whether scanners are solely within the possession of your employees and contractors or if they are sold or given to your customers as part of any of your business lines.

11. With respect to prior comment 20, it is still unclear what portion of your digital marketing revenues is based primarily on advertising placement and distribution activities as rather than the production of such advertising. Please explain why you are unable to separate these amounts. If you primarily generate digital marketing revenue by reselling advertising on other advertising platforms on behalf of your clients and do not separately charge your customers to produce advertisements, so state, and clarify how much of your cost of revenues related to digital marketing revenues is tied to advertising production expenses.

<u>Foreign Private Issuer Exemption, page 108</u>

12.   We note your disclosure with respect to prior comment 22 regarding the application of the foreign private issuer exemption to your corporate governance. With respect to the Nasdaq listing requirements regarding actions requiring a shareholder vote, please clarify each material action requiring such a vote for domestic companies that are not required for foreign private issuers. Separately list each action for which you will voluntarily seek shareholder approval. Further, with respect to your nominating and corporate governance committees, please clarify whether such committees will consist solely of independent directors required under Nasdaq rules or if you intend to voluntarily meet this standard.

<u>Related Party Transactions, page 110</u>

13.   We note your response to prior comment 24 stating that you have received all of your spousal consents. Please revise to describe your spousal consents, identify the spouses and the respective officers or directors, and file the consents as exhibits.

<u>Consolidated Financial Statements (i) Revenue Recognition</u>
<u>Note. 2 Summary of Significant Accounting Policies</u>
<u>(i) Revenue Recognition, page F-14</u>

14.   We note your responses to prior comments 27 and 28. Please help us better understand why you are the principal in these arrangements and control the specified services at any time before it is transferred to the customers. In this respect, explain in greater detail your latitude in selecting third party advertising distributors for promotion and establishing price. Describe the inventory risk you face during the promotion stage by engaging third-party advertising distributors to provide the promotion services on behalf of the Company. We refer you to ASC606-10-55-36 through 55-40.

        You may contact Morgan Youngwood, Senior Staff Accountant, at (202) 551-3479 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or Joshua Shainess, Legal Branch Chief, at (202) 551-7951 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Technology

cc: Yarona L. Yieh